Exhibit 99.1


                                   FOR:  Home Products International, Inc.

                           APPROVED BY:  James R. Tennant, Chairman & CEO
                                         Home Products International, Inc.
                                         (773) 890-1010
 FOR IMMEDIATE RELEASE
 ---------------------         CONTACT:  Investor Relations:
                                         James Winslow, Executive VP & CFO
                                         Home Products International, Inc.
                                         (773) 890-1010


   HOME PRODUCTS INTERNATIONAL ANNOUNCES EXTENSION OF SENIOR  LOAN FACILITY


      Chicago, IL, August 6, 2003 _ Home Products International, Inc. (Nasdaq: HOMZ) (the "Company"), and Fleet Capital Corporation today announced they had agreed to several amendments to the Company's existing $50 million asset based senior loan facility. The amendments extend the life of the facility by 29 months to March 31, 2008 and also provide expanded definitions of availability.

      In announcing the amendments, James E. Winslow, executive vice president and chief financial officer, commented, "We have enjoyed a great working relationship with Fleet Capital in the two years that we have been working together. The expanded definition of availability will make it easier for us to pursue the repurchase of our high yield bonds. Given the current interest rate environment and trading level of our bonds, there is an opportunity to make a positive change in our capital structure. I am particularly happy to see that Fleet Capital has extended the facility by another 29 months. They clearly have confidence in the Company's ability to perform in the long term and in management's ability to make the difficult choices necessary to get the Company back on the road to sustained profitability."

      Commenting on the banking relationship, Al Meier, vice president, Fleet Capital Corporation, stated, "We have had a great working relationship with the management team at HPI. The availability changes we have agreed to free up more collateral for lending. We look forward to continuing our relationship in the future."

      The Company's current senior loan facility provides up to $50 million of financing depending on the Company's asset and collateral levels.
 The announced amendments are effective as of July 31, 2003 and added approximately $13 million to net availability under the senior loan facility.


      Home Products International, Inc. is an international consumer products company specializing in the manufacturing and marketing of quality diversified housewares products. The Company sells its products to all the largest national retailers. For more information about HPI, visit its Web site at www.homz.biz.


      Fleet Capital Corporation, which has 25 offices located throughout the United States and approximately $16 billion in committed lines of credit, provides secured financing and other financial services to middle-market companies. Fleet Capital is part of FleetBoston Financial Corporation (NYSE: FBF), the nation's eighth largest diversified financial holding company with more than $200 billion in assets. For more information about Fleet Capital, visit its Web site at www.fleetcapital.com.


 This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding expected plant closing costs and estimated annual cash savings from such plant closing as well as other statements that may concern the Company's future growth, operating results, product development, markets and competitive position. While management makes its best efforts to be accurate in making these forward-looking statements, such statements are based on management's current expectations and are subject to risks, uncertainties and assumptions, including those identified below as well as other risks not yet known to the Company or not currently considered material by the Company. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may differ materially from those expected. These risks include unanticipated plant closing costs; unanticipated difficulties and costs associated with the relocation of equipment and the manufacture or sourcing of products; market risks such as increased competition for both the Company and its end users and changes in retail distribution channels; dependence on a few large customers; economic risks; financial risks such as fluctuations in the price of raw materials, future liquidity and access to debt and equity markets. For a more detailed description of these and other risk factors, please refer to the Company's 10-K, 10-Q and other SEC filings.
 The Company undertakes no obligation to update any such factors or to announce the results of any revision to any of the forward-looking statements contained herein to reflect future events or developments.